Dejour’s Woodrush Oil Production Continues to Climb

July 2015 Woodrush Oil Production Averages 397 BO/d

A 63% increase over Q1 Average of 244 BO/d

VANCOUVER, British Columbia--( MARKETWIRED)—July 14, 2015 Dejour Energy Inc. (NYSE MKT:DEJ) (DEJ.TO) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced an operational update for its project in NW Alberta.

Woodrush Project-Oil

As previously reported, Dejour tied into production the B-100 Halfway oil step out well and the A-100 Gething gas well from the 2014 drill program in Q1 2015. Due to the successful implementation of enhancements to the waterflood operation and well completions in Q1 2015, the Woodrush oil pool continues to experience significantly improved oil production performance (July to date average of 397 BO/d). Logs, production graphs and waterflood data showing this improved performance will be provided to the Company’s independent reservoir engineers for consideration in the YE 2015 evaluation of the Company’s P&NG reserves. The Woodrush project currently includes 4 oil wells and 9 natural gas wells with significant processing facilities and in place pipeline to support further expansion.

Woodrush Project-Gas

The scheduled maintenance at the McMahon gas plant that curtailed production has now been completed. Gas production at Woodrush shipped through the Spectra line is ramping up, currently averaging 1.8mmcf/d (300 BOE/d based on a ‘1:6’ ratio). The Company owns a 99% working interest in these wells and is the project operator.

“Our Woodrush project continues to deliver increased oil production as a result of executing on our mandate for excellence in reservoir management. We are pleased to resume our production profile and continue to achieve our targeted production objectives for 2015. In addition, we remain confident in our forecast for an aggregate resource portfolio of 26 Company wide gross wells producing an estimated 1200+BOE/d into the sales pipe by the end of Q3 2015, with commensurate cash flows available to continue to drive new development,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com